UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)

DATA I/O

COMMON STOCK

Cusip Number: 237690102

 December 31, 2002
(Date of Event which Requires Filing of this Statement)

{x} Rule 13d-1(b)

CUSIP NO. 237690102			13G

1. 	The Killen Group, Inc.
	IRS#23-2213851

2. 	Not applicable.

3. 	SEC Use Only

4. 	Incorporated in the Commonwealth of Pennsylvania

Number of	5.	Sole Voting Power		59,455
Shares
Beneficially	6.	Share Voting Power
Owned by
Each		7.	Sole Dispositive Power		59,455
Reporting
Person		8.	Shared Dispositive Power
With

9. Aggregate Amount Beneficially Owned By Each Reporting Person
			0.8%

10.  Not applicable.

11.	Percent of Class Represented By Amount in Row 9



12. Type of Reporting Person*
		IA




CUSIP NO. 237690102

Item 1.
(a) The Issuer is DATA I/O
(b) The Issuers Principal Offices Are Located At
		10525 Willows Road NE., P.O. Box 97046
		Redmond, WA 98073

Item 2.
	The Killen Group, Inc.
(a) The Killen Group, Inc is a person filing this report.
(b) The Killen Group's Address is 1189 Lancaster Avenue, Berwyn, PA
19312
(c) The Killen Group is a corporation incorporated under the laws of the Commonwealth of Pennsylvania
(d) This filing pertains to the common stock of the Issuer
(e) The CUSIP number for the common stock is 237690102


Item 3.
The Killen Group, Inc. is an Investment Advisor registered under section 203 of the Investment Advisor Act of 1940.


Item 4. Not Applicable

Item 5.
This statement is being filed to report the fact that The Killen Group, Inc. has ceased to be a beneficial owner of more than 5% of the Issures Securities.

Item 6. Not applicable.

Item 7. Not applicable.

Item 8. Not applicable.

Item 9. Not applicable.

Item 10.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer over such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

						Date: February 12, 2003

						The Killen Group, Inc.